Filed Pursuant to Rule 433
Registration 333-146540
Issuer Free Writing Prospectus dated April 21, 2010 relating to each of the
Preliminary Prospectus Supplements dated April 20, 2010
DryShips Inc.
Final Term Sheet Relating to
$220,000,000 Aggregate Principal Amount of
5.00% Convertible Senior Notes due 2014
and
10,000,000 Shares of Common Stock
Issued Pursuant to a Share Lending Agreement
This term sheet relates only to the notes and common stock referenced above (together, the “securities”) and should be read together with the preliminary prospectus supplement dated April 20, 2010 (including the documents incorporated by reference therein and the related prospectus dated October 17, 2008) relating to the notes offering or the preliminary prospectus supplement dated April 20, 2010 (including the documents incorporated by reference therein and the related prospectus dated October 17, 2008) relating to the common stock offering, respectively, before making a decision in connection with an investment in the corresponding securities. The information in this term sheet supersedes the information in the relevant preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

General

Issuer:	DryShips Inc., a Marshall Islands corporation (“DryShips”).

Ticker/Exchange:	DRYS / Nasdaq Global Select Market.

Last Reported Sale Price of Common Stock on April 21, 2010:	$6.19 per share.

Notes Offering

Title of Securities:	5.00% Convertible Senior Notes due December 1, 2014 (the “notes”).

Aggregate Principal Amount Offered:	$220,000,000 aggregate principal amount of notes (excluding the underwriter’s option to purchase up to $20,000,000 of additional aggregate principal amount of notes to cover over-allotments). The notes are being offered as additional notes under an indenture, as supplemented by a supplemental indenture, pursuant to which DryShips issued $460,000,000 aggregate principal amount of its 5.00% Convertible Senior Notes due December 1, 2014 on November 25, 2009. The notes that are currently being offered and the originally issued notes will be treated as a single series of debt securities under the indenture.

Deal Size:	The aggregate principal amount of notes offered in this offering has been increased from $150 million to $220 million, and the aggregate principal amount of notes subject to the underwriter’s overallotment option decreased from $22.5 million to $20 million.

Denomination:	$1,000 x $1,000.

Price to Public:	101% of principal, plus accrued interest from November 25, 2009; $226,844,444.44 total.

Underwriting Discounts and Commissions:	2.50% of price to public (without regard to accrued interest); $5,555,000 (excluding the underwriter’s over-allotment option) total.

Concessions:	The underwriter is offering notes to dealers at a price that represents a concession not in excess of 0.05% of the price to public (without regard to accrued interest) of the notes.

Net Proceeds:	DryShips expects to receive approximately $221 million after deducting discounts and commissions payable to the underwriter and other expenses related to the offering (or approximately $241.4 million if the underwriter exercises its overallotment option in full).

Expenses:	DryShips estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

Maturity:	The notes will mature on December 1, 2014, subject to earlier conversion or a holder requiring DryShips to repurchase its notes upon a fundamental change.

Ranking:	The notes will be DryShips’ senior unsecured obligations and will rank pari passu with all of DryShips’ other senior unsecured debt and senior to all of DryShips’ present and future subordinated debt. The notes will be structurally subordinated to all present and future debt and other obligations of DryShips’ subsidiaries, including trade payables. The notes are not guaranteed by any of DryShips’ subsidiaries. In addition, the notes are effectively subordinated to all of DryShips’ present and future secured debt to the extent of the collateral securing that debt.

Annual Interest Rate:	5.00% per annum, accruing from November 25, 2009.

Interest Payment Dates:	Interest will accrue from November 25, 2009, and will be payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2010.

Day Count Convention:	30/360.

Initial Conversion Price:	$7.19 per share of common stock.

Initial Conversion Rate:	Approximately 139.0821 shares of common stock per $1,000 aggregate principal amount of notes.

CUSIP Number:	262498AB4.

ISIN Number:	US262498AB44.

Listing:	None.

Concurrent Offering of Borrowed Shares:	Concurrently with the offering of notes, an aggregate of up to 10 million shares of DryShips Common Stock (the “borrowed shares”) are being offered by means of a separate prospectus supplement and accompanying prospectus which are being borrowed by Deutsche Bank AG, London Branch (the “share borrower”), an affiliate of Deutsche Bank Securities Inc., the underwriter in this offering, pursuant to the share lending agreement. Deutsche Bank Securities Inc. has informed DryShips that it or its affiliates intend to use the short position created by the share loan and the concurrent short sales of the borrowed shares to facilitate transactions by which investors in the notes may hedge their investments. The share borrower or its affiliates will receive all of the proceeds from the sale of the borrowed shares pursuant to a share lending agreement and DryShips will not receive any of those proceeds, but the share borrower will pay DryShips a nominal lending fee of $0.01 for the use of those shares. The total number of shares that the share borrower can borrow under the share lending agreement is limited to 10 million.

Borrowed Shares:	10 million shares of common stock of DryShips, par value of $0.01 per share.

Adjustment to Conversion Rate upon a Make-Whole Adjustment Event:	The following table sets forth the numbers of additional shares of DryShips’ stock to be received per $1,000 principal amount of notes upon conversion in connection with a make-whole adjustment event based upon hypothetical stock prices and effective dates.

	Stock Price
Effective Date	$5.75	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00
November 25, 2009(1)	34.7826	32.2331	24.5383	19.6825	16.3528	13.9077	9.8345	7.2562	4.1324	2.3568	1.2834	0.6293	0.2460	0.0000
December 1, 2010	34.7826	30.5958	22.2987	17.4003	14.2419	12.0290	8.4974	6.3107	3.6526	2.1136	1.1620	0.5707	0.2198	0.0000
December 1, 2011	34.7826	29.0892	19.7622	14.6870	11.6972	9.7556	6.8645	5.1327	3.0244	1.7818	0.9929	0.4886	0.1829	0.0000
December 1, 2012	34.7826	27.6963	16.6865	11.2945	8.5393	6.9719	4.8887	3.6859	2.2127	1.3328	0.7581	0.3762	0.1367	0.0000
December 1, 2013	34.7826	27.6080	12.1116	6.5736	4.4869	3.5983	2.5711	1.9575	1.1930	0.7342	0.4287	0.2150	0.0706	0.0000
December 1, 2014	34.7826	27.5197	3.7161	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

(1)	November 25, 2009 was the issue date of the previously issued notes and is included here for completeness although the notes included in this offering are being issued on a subsequent date.
The stock prices and additional share amounts set forth above are based upon the price of the shares initially offered pursuant to the common stock offering that was conducted concurrently with the initial offering of the previously issued notes, which was $5.75, and an initial conversion price of $7.19.
Notwithstanding anything in the indenture to the contrary, DryShips may not increase the conversion rate to more than 173.8647 shares per $1,000 principal amount of notes as a result of a make-whole adjustment, though DryShips will adjust such number of shares for the same events for which it must adjust the conversion price as described under “—Conversion of Notes—Conversion Price Adjustments” in the preliminary prospectus supplement relating to the notes, by the inverse of the adjustment factor applied to the conversion price under that section.
The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:
•	between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	in excess of $50.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

•	less than $5.75 per share (subject to adjustment), no additional shares will be issued upon conversion.
Common Stock Offering

Borrowed Shares:	10 million shares of common stock of DryShips, par value of $0.01 per share.

Share Lending Agreement:	The shares being offered will be lent by DryShips to the share borrower pursuant to a share lending agreement between DryShips and the share borrower. While the borrowed shares will be considered issued and outstanding for corporate law purposes, DryShips believes that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share because the borrowed shares are required to be returned to DryShips. DryShips will not receive any proceeds from the sale of the borrowed shares in this offering, but will receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares. The share borrower or its affiliates will receive all the proceeds from the sale of the borrowed shares. The total number of shares that the share borrower can borrow under the share lending agreement is limited to 10 million.

Common Stock Outstanding:	The total number of issued and outstanding shares of common stock as of December 31, 2009 was approximately 280,326,271 on an actual basis, or approximately 294,826,871 on an as adjusted basis reflecting the subsequent issuance of 4.5 million restricted shares of common stock to George Economou (of which 1 million shares have vested), the issuance of 600 restricted shares of common stock to the board of directors and the 10,000,000 shares of common stock to be loaned to the share borrower under the share lending agreement.

Price to Public:	The shares initially offered by the share borrower will be offered at $6.00 per share.

CUSIP	Y2109Q101.

Other Offering Information

Trade Date:	April 22, 2010.

Settlement Date:	April 27, 2010.

Lock-Up:	60 days; applies to DryShips, DryShips’ chief executive officer and his affiliates.

Sole Book Running Manager:	Deutsche Bank Securities Inc.
CAPITALIZATION
     The following table sets forth our cash position and consolidated capitalization as of December 31, 2009:
•	on an actual basis;

•	on an as adjusted basis to give effect to (i) the additional drawdown of $2.0 million of debt for the drillship Hulls 1865 and 1866; (ii) loan repayments of $88.7 million under our credit facilities subsequent to December 31, 2009; (iii) an increase in restricted cash of $192.7 million mainly due to loan waiver terms and disposal of assets; (iv) payments of $313.4 million towards the yard installments for the construction of drillship Hulls 1865, 1866, 1837 and $6.6 million towards the Panamax Hulls 1637 and 1638; (v) proceeds of $44.2 million from the sale of the vessels Delray and Iguana; (vi) the issuance of 4.5 million restricted shares of common stock to George Economou of which 1 million shares have vested; and (vii) the issuance of 600 restricted shares of common stock to the board of directors; and

•	on an as further adjusted basis giving effect to gross proceeds of $222.2 million (excluding accrued interest) from this offering of senior notes net of fair value of conversion option of $154.5 million (assuming no exercise by the underwriter of its over-allotment option) and reflecting the 10 million shares of common stock to be loaned to the share borrower under the share lending agreement.

	As of December 31, 2009
			As Further
	Actual	As Adjusted (1)	Adjusted
		(in thousands of U.S. dollars)
Cash and cash equivalents	$693,196	$135,924	$358,124

Restricted cash (2)	$350,833	$543,547	$543,547

Total secured debt, including current portion	2,392,840	2,306,138	2,306,138
Convertible senior notes due 2014 ($460 million)	342,925	342,925	342,925
Convertible senior notes due 2014 offered hereby	—	—	154,500

Total debt (3)	$2,735,765	$2,649,063	$2,803,563

Shareholders’ equity
Preferred stock, $0.01 par value; 500,000,000 shares authorized, none issued as of December 31, 2009	—	—	—
Series A Convertible preferred stock, $0.01 par value; 100,000,000 shares authorized, 52,238,806 shares issued and outstanding as of December 31, 2009	522	522	522
Common stock, $0.01 par value; 1,000,000,000 shares authorized, 280,326,271 shares issued and outstanding at December 31, 2009; 284,826,871 shares issued as adjusted; 294,826,871 shares as further adjusted (4)(5)	2,803	2,848	2,948
Additional paid-in capital (6)	2,681,974	2,690,289	2,762,489
Accumulated other comprehensive loss	(28,137)	(28,137)	(28,137)
Retained Earnings	147,473	139,158	139,158

Total shareholders’ equity	2,804,635	2,804,680	2,876,980

Total capitalization	$5,540,400	$5,453,743	$5,680,543

(1)	There have been no significant changes to our capitalization since December 31, 2009, as so adjusted.

(2)	Restricted cash represents bank deposits to be used to fund loan installments coming due and minimum cash deposits required to be maintained with certain banks under our borrowing arrangements.

(3)	Total debt does not include debt issuance costs.

(4)	Does not include “out of the money” five-year warrants issued on April 9, 2009, to entities controlled by our Chairman and Chief Executive Officer, George Economou, for the purchase of up to 3.5 million common shares with exercise prices, depending on the relevant tranches, of between $20 and $30 per share. Does not include any amount of common shares resulting from the conversion of the Series A Convertible preferred stock.

(5)	The borrowed shares that are being offered in the concurrent offering (or identical shares) and the 26,100,000 borrowed shares offered in November 2009 must be returned to us at the end of the loan availability period under the share lending agreement or earlier in certain circumstances. We believe that under U.S. GAAP, as presently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting our earnings per share, although the borrowed shares will be outstanding for corporate law purposes.

(6)	As further adjusted represents estimated fair value of conversion option related to the notes in this offering of approximately $67.7 million and an estimated fair value of the share-lending agreement entered into in connection with this note offering of approximately $4.5 million.
DryShips has filed a registration statement, as well as prospectus supplements and the accompanying prospectus, with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus supplements and the accompanying prospectus and other documents DryShips has filed with the SEC for more complete information about DryShips and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, DryShips, the underwriter or any dealer participating in the offering will arrange to send you the prospectus supplements and accompanying prospectus if you request them by contacting Deutsche Bank Securities Inc., Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, Telephone number: +1-800-503-4611, Email: prospectus.cpdg@list.db.com.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.